Exhibit 2.1

SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This amendment (this “Amendment”), dated as of June 29, 2023, by and between Athena Consumer Acquisition Corp., a Delaware corporation (“SPAC”), and Next.e.GO Mobile SE, a European company incorporated in Germany (the “Company”), to that certain Business Combination Agreement, dated as of July 28, 2022, by and among SPAC, the Company, Next.e.GO B.V., a Dutch private limited liability company, and Time is Now Merger Sub, Inc., a Delaware corporation, as amended by that certain First Amendment to Business Combination Agreement, dated as of September 29, 2022 (the “Agreement”). SPAC and the Company are collectively referred to herein as the “Amending Parties” and each individually as an “Amending Party.” Any term used in this Amendment without definition has the meaning set forth for such term in the Agreement.

RECITALS

WHEREAS, Section 12.10 of the Agreement provides that, prior to the Closing, the Agreement may be amended or modified upon a written agreement executed by SPAC and the Company; and

WHEREAS, the undersigned Amending Parties wish to amend the Agreement to reflect certain revisions as set forth herein.

AGREEMENT

NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Amending Parties hereby agree as follows:

1. The Agreement is hereby amended as set forth below in this Section 1. Revisions to existing provisions of the Agreement are set forth, for ease of reference in this Amendment, with deleted text showing in ~~strikethrough~~ and new text shown in underlined boldface.

(a) The tenth Recital of the Agreement is hereby amended and restated in its entirety to read as follows:

WHEREAS, following the Exchange, at the Effective Time, (i) Merger Sub will merge with and into SPAC (the “Merger”), with SPAC as the surviving company in the Merger (the “Surviving Company”) and, after giving effect to the Merger, the Surviving Company will be a wholly owned Subsidiary of TopCo, ~~and~~ (ii) each issued and outstanding SPAC Class A Share will be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001 per share, of the Surviving Company (“Surviving Company Common Stock”), and each issued and outstanding SPAC Class B Share will be automatically cancelled and extinguished and converted into 1.05 ~~a number of~~ shares of Surviving Company Common Stock (i.e. into 8,452,500 shares of Surviving Company Common Stock in aggregate) ~~calculated as the sum of (x) one plus (y) the lower of (a) the total amount funded under the Bridge Financing (as defined below) divided by $15,000,000 and multiplied with one-fifth and (b) one-fifth,~~ and, immediately thereafter, (iii) each of the resulting shares of Surviving Company Common Stock will be exchanged for one TopCo Ordinary Share (defined below) and (iv) each SPAC Warrant (defined below) that is outstanding immediately prior to the Effective Time will be converted into a warrant that is exercisable for an equivalent number of TopCo Ordinary Shares on the same contractual terms and conditions as were in effect with respect to such SPAC Warrant immediately prior to the effective time under the terms of the Warrant Agreement (defined below), in each case, on the terms and subject to the conditions set forth in this Agreement;

(b) Section 1.01 of the Agreement is hereby amended by amending and restating the definition of “Convertible Loan Agreement” in its entirety to read as follows:

“‘Convertible Loan Agreements’ means the convertible loan agreements in the total amount of EUR 40,935,000 between the Company and the Lenders.”

(c) Section 1.01 of the Agreement is hereby amended by amending and restating the definition of “Lenders” in its entirety to read as follows:

“‘Lenders’ shall mean those Persons identified under the “List of Company Lenders” in Annex A hereto and in Annex A1 hereto.”

(d) Section 1.01 of the Agreement is hereby amended by inserting the following between the definitions of “Merger Sub” and “Most Recent Balance Sheet”:

“‘Mimo Financing’ means the short term loan agreement dated April 24, 2023, between the Company and MIMO Capital AG, which was disbursed on April 25, 2023, at an interest rate of 9% p.a. and, subject to a minor amount, novated into a cleared bearer bond issued on April 27, 2023.”

(e) Section 1.01 of the Agreement is hereby amended by inserting the following between the definitions of “Mimo Financing” and “Most Recent Balance Sheet”:

“‘Mimo Pledge’ means the pledge agreement over 396 shares of Company Common Stock dated April 25, 2023, between NDX B.V. as pledgor, MIMO Capital AG as pledgee and the Company.”

(f) Section 1.01 of the Agreement is hereby amended by amending and restating the definition of “Shareholder Loan” in its entirety to read as follows:

“‘Shareholder Loans’ means the shareholder loans disbursed by nd industrial investments B.V. to the Borrower on July 27, 2022, on August 24, 2022, on October 26, 2022, on November 15, 2022, on November 25, 2022, on November 30, 2022, on December 27, 2022, on January 26, 2023, on January 30, 2023, on February 23, 2023, on March 13, 2023, on March 28, 2023, on April 24, 2023, on May 26, 2023 and on June 1, 2023, in an aggregate principal amount equal to EUR 29.366 million.”

(g) Section 1.01 of the Agreement is hereby amended by inserting the following between the definitions of “Required Company Shareholders’ Consent” and “Russo-Ukrainian War”:

“‘Requisite Lock Up Percentage’ means the Company Shareholders and Lenders who, on a fully diluted basis, represent at least three quarters of the pro forma share capital of the Company on the day of this Amendment.”

(h) Section 2.01(c)(ii) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(ii) At the Effective Time, each SPAC Share (other than SPAC Shares to be cancelled pursuant to Section 2.01(c)(iii)) issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled and extinguished and exchanged for the Merger Consideration, which Merger Consideration will be settled as follows: (A) at the Effective Time, (x) each issued and outstanding SPAC Class A Share (other than the SPAC Class A Shares to be cancelled pursuant to Section 2.01(c)(iii)) will be automatically cancelled and extinguished and exchanged for one share of Surviving Company Common Stock that is held in the accounts of the Exchange Agent, solely for the benefit of the holder of such SPAC Class A Share as of immediately prior to the Effective Time and (y) each issued and outstanding SPAC Class B Share (other than the SPAC Class B Shares to be cancelled pursuant to Section 2.01(c)(iii)) will be automatically cancelled and extinguished and converted into 1.05 ~~a number of~~ shares of Surviving Company Common Stock (i.e. into 8,452,500 shares of Surviving Company Common Stock in aggregate) ~~calculated as the sum of (x) one plus (y) the lower of (a) the total amount funded under the Bridge Financing divided by $15,000,000 and multiplied with one-fifth and (b) one-fifth share of Surviving Company Common Stock~~ that is held in the accounts of the Exchange Agent, solely for the benefit of the holder of such SPAC Class B Share as of immediately prior to the Effective Time; (B)  in accordance with the provisions of Section 2:94b of the Dutch Civil Code (Burgerlijk Wetboek) the Exchange Agent, acting solely for the benefit of the Pre-Closing SPAC Holders immediately prior to the Effective Time (other than the Pre-Closing SPAC Holders holding SPAC Shares to be cancelled pursuant to Section 2.01(c)(iii)), shall contribute and transfer on behalf of such Pre-Closing SPAC Holders (other than the Pre-Closing SPAC Holders holding SPAC Shares to be cancelled pursuant to Section 2.01(c)(iii)) to TopCo, as a contribution in kind (inbreng op aandelen anders dan in geld) each of the shares of common stock of the Surviving Company that were issued to the Exchange Agent solely for the account and benefit of such Pre-Closing SPAC Holders, and, in consideration of this contribution in kind, TopCo shall issue (uitgeven) to the Exchange Agent for the account and benefit of such Pre-Closing SPAC Holders (other than the Pre-Closing SPAC Holders holding SPAC Shares to be cancelled pursuant to Section 2.01(c)(iii)) one TopCo Ordinary Share in respect of each share of common stock in the Surviving Company so contributed, (such TopCo Ordinary Shares described in clause (B) of this Section 2.01(c)(ii), the “Merger Consideration”) (such issuance, together with the Merger, the “TopCo-SPAC Business Combination”). From and after the Effective Time, the holder(s) of Certificates, if any, evidencing ownership of SPAC Shares or SPAC Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or under applicable Law.”

(i) Section 4.22 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Transactions with Affiliates. Except for the Contracts and transactions set forth on Section 4.22 of the Company Disclosure Schedules, there are no Contracts or transactions between (a) the Company or any of its Subsidiaries, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of the Company or any of its Subsidiaries or any family member or Affiliate of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”) other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) the Company entered into in the ordinary course of business, (ii) the Company Shareholder Agreement and the Shareholder Loans, and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 7.01(b) or entered into in accordance with Section 7.01(b). No Company Related Party (A) owns any interest in any material asset or property used in the Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, vendor, partner, customer, lessor or other material business relation of the Company, (C) is a supplier, vendor, partner, customer, lessor, or other material business relation of the Company or (D) owes any material amount to, or is owed any material amount by, the Company (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business or pursuant to any transaction entered into after the date of this Agreement that is either permitted pursuant to Section 7.01 or entered into in accordance with Section 7.01). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.22 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 4.22) are referred to herein as “Company Related Party Transactions”.”

(j) Section 7.09 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Company Related Party Transactions. The Company shall take, or cause to be taken, all actions necessary or advisable to terminate at or prior to the Closing all Company Related Party Transactions except for (x) those Company Related Party Transactions set forth in Section 7.09 of the Company Disclosure Schedules and (y) the Transaction Documents, without any further obligations or Liabilities to the Company or any of its Affiliates (including, from and after the Closing, SPAC and its Affiliates). On or prior to the Closing, each of the Company Shareholders and the Company shall, and shall cause their respective Affiliates to, repay or cause to be repaid in full, or otherwise satisfy and settle, all Indebtedness, receivables, payables and other similar arrangements between the Company, on the one hand, and any Company Shareholder or any of its Affiliates, on the other hand, other than with respect to the Convertible Loan Agreements that will be cancelled in connection with the Conversion and with respect to the Shareholder Loans. If the Closing would result in the agreement set forth on Section 7.09(b) of the Company Disclosure Schedules being a violation of applicable Law, the Company shall terminate such agreement.

(k) Section 7.13 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Delivery of Shareholder Lock-Up Agreements and Undertakings. The Company shall use its best efforts to obtain within 30 days from the date of this Agreement from all Company Shareholders who have not executed and delivered a Shareholder Lock-Up Agreement and/or Undertaking concurrently with this Agreement an executed Shareholder Lock-Up Agreement and/or Undertaking, as applicable~~,~~. The failure to obtain ~~all such~~ the Shareholder Lock-Up Agreements and Undertakings from Company Shareholders and Lenders representing the Requisite Lock Up Percentage, ~~as applicable,~~ shall be considered by the Parties to be a material breach of this Agreement.”

(l) Section 10.03(v) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(v) Company Shareholders and Lenders who represent the Requisite Lock Up Percentage, have executed Shareholder Lock-Up Agreements.”

(m) Section 11.01(d) of the Agreement is hereby amended and restated in its entirety to read as follows:

“by either SPAC or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to ~~June 30, 2023~~September 30, 2023 (the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 11.01(d) shall not be available to SPAC if SPAC’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date and (ii) the right to terminate this Agreement pursuant to this Section 11.01(d) shall not be available to the Company if the Company’s, TopCo’s or Merger Sub’s breach of any of his, her or its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;”

2. Waiver of Certain Obligations. Notwithstanding anything to the contrary in Sections 7.01(b)(vii), 7.01(b)(viii), 7.01(b)(ix) or Section 7.01(b)(x) of the Agreement, and in accordance with Section 12.01(b) of the Agreement, SPAC hereby waives any obligation of the Company to obtain SPAC’s prior written consent in connection with the Company’s execution of the Shareholder Loans, of the Convertible Loans Agreements with the persons named in Annex A1, of the Mimo Financing and of the Mimo Pledge, and the related incurrence of Indebtedness in connection therewith. In addition, the SPAC acknowledges the Mimo Pledge in relation to Section 10.1.1 of the Shareholder Undertaking issued by NDX B.V. at the time of Closing.

3. Upon the execution and delivery hereof, the Agreement shall be deemed to be amended and/or restated as hereinabove set forth as fully and with the same effect as if the amendments and/or restatements made hereby were originally set forth in the Agreement, and this Amendment and the Agreement shall henceforth respectively be read, taken and construed as one and the same instrument, but such amendments and/or restatements shall not operate so as to render invalid or improper any action heretofore taken under the Agreement. Further, except as specifically waived hereby, the Agreement shall continue in full force and effect as written.

4. The terms of Article XII (Miscellaneous) of the Agreement shall apply to this Amendment mutatis mutandis, as applicable.

Annex A1

●	Mr. Konstantin Guenevski, residing in Switzerland, with his registered address at Tannegg 2, 6002 St. Niklausen, Switzerland

●	KPE Limited, a company incorporated and existing under the laws of the Commonwealth of The Bahamas, whose registered office is at Capital Union Bank Financial Center, Western Road, Nassau, The Bahamas

[Signatures on the following pages]

IN WITNESS WHEREOF, the Amending Parties have caused this Amendment to be duly executed as of the date set forth above.

ATHENA CONSUMER ACQUISITION CORP.

By:	/s/ Jane Park
Name:	Jane Park
Title:	Chief Executive Officer

[Signature Page to Second Amendment to Business Combination Agreement]

NEXT.E.GO MOBILE SE

By:	/s/ Eelco Van der Leij
Name:	Eelco Van der Leij
Title:	Chief Financial Officer

[Signature Page to Second Amendment to Business Combination Agreement]